                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ---------------------------

                      AMENDMENT NO. 2 (FINAL AMENDMENT) TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)


                           CENTURY PROPERTIES FUND XIX
                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                                 (303) 757-8101
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                          ---------------------------

                            CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
Transaction Valuation*     $17,683,231.62   Amount of Filing Fee: $3,536.65

-------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 56,169.34 units of limited partnership interest of the subject partnership for $314.82 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid:    $3,506.65                 Filing Parties:  AIMCO Properties, L.P.


Form or Registration No.:  Schedule 14D-1            Date Filed:  November 17, 1999




                         (Continued on following pages)

CUSIP No.   NONE


1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            AIMCO PROPERTIES, L.P.
            84-1275721

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                    (a)     [ ]
                                                                    (b)     [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

            WC, BK

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e))                                                  [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7.      SOLE VOTING POWER

                 --

    8.      SHARED VOTING POWER

                 16,173

    9.      SOLE DISPOSITIVE POWER

                 --

    10.     SHARED VOTING POWER

                 16,173

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                 16,173

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 17.75%

14. TYPE OF REPORTING PERSON

            PN

CUSIP No.   NONE


1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            AIMCO-GP, INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                    (a)     [ ]
                                                                    (b)     [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

            Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e))                                                  [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7.      SOLE VOTING POWER

                 --

    8.      SHARED VOTING POWER

                 16,173

    9.      SOLE DISPOSITIVE POWER

                 --

    10.     SHARED VOTING POWER

                 16,173

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON

                 16,173

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 17.75%

14. TYPE OF REPORTING PERSON

            CO

CUSIP No.   NONE


1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            APARTMENT INVESTMENT AND MANAGEMENT COMPANY
            84-129577

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
                                                                    (a)     [ ]
                                                                    (b)     [X]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS

            Not Applicable

5.  (CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e))                                                  [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7.  SOLE VOTING POWER

            --

    8.  SHARED VOTING POWER

            41,401.66

    9.  SOLE DISPOSITIVE POWER

            --

    10.  SHARED VOTING POWER

            41,401.66

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
            41,401.66

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                            [ ]
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

            Approximately 45.44%

14. TYPE OF REPORTING PERSON

            CO

       AMENDMENT NO. 2 TO SCHEDULE 14D-1/AMENDMENT NO. 17 TO SCHEDULE 13D


                  This Statement (the "Statement") constitutes (a) Amendment No. 2 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's Litigation Settlement Offer to purchase units of limited partnership interest ("Units") of Century Properties Fund XIX (the "Partnership"); and (b) Amendment No. 17 to the Schedule 13D (the "Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on August 28, 1995, by Insignia Financial Group, Inc. ("Insignia"), IFGP Corporation ("IFGP"), Insignia NPI, L.L.C. ("NPI"), Riverside Drive, L.L.C. ("Riverside"), and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on January 30, 1996, by Insignia, IFGP, NPI, Riverside and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on February 28, 1996, by Insignia, IFGP, NPI, Riverside and Andrew L. Farkas,
(iii) Amendment No. 3, filed with the Commission on January 16, 1997, by Insignia Properties, L.P. ("IPLP"), and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on August 28, 1997, by IPLP Acquisition I, L.L.C. ("IPLP Acquisition"), IPLP, Insignia Properties Trust ("IPT"), Insignia, and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on September 26, 1997, by IPLP Acquisition, IPLP, IPT, Insignia, and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on October 1, 1997, by IPLP Acquisition, IPLP, IPT, Insignia, and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on IPLP Acquisition, IPT, Insignia, and Andrew L. Farkas, (viii) Amendment No. 8, filed with the Commission on October 7, 1997, by IPLP Acquisition, IPLP, IPT, Insignia, and Andrew L. Farkas, (ix) Amendment No. 9, filed with the Commission on November 11, 1997, by IPLP Acquisition, IPLP, IPT, Insignia, and Andrew L. Farkas, (x) Amendment No. 10, filed with the Commission on October 26, 1998, by IPLP Acquisition, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), (xi) Amendment No. 11, filed with the Commission on May 26, 1999, by IPLP Acquisition, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP and AIMCO,
(xii) Amendment No. 12, filed with the Commission on September 11, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiii) Amendment No. 13, filed with the Commission on July 1, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, (xiv) Amendment No. 14, filed with the Commission on August 6, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO (xv) Amendment No. 15, filed with the Commission November 17, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO, and (xvi) Amendment No. 16, dated December 16, 1999, by IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. IPLP Acquisition, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as the "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         At midnight, New York time, on Thursday, December 30, 1999, the offer expired pursuant to its terms. A total of 8,279 Units, representing approximately 9.09% of the outstanding Units, were validly tendered and not withdrawn pursuant to the offer. AIMCO OP has accepted for payment all of those Units at $314.82 per Unit.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 10, 2000
                                               IPLP ACQUISITION I, L.L.C.

                                               By: /s/ Patrick J. Foye
                                                   ---------------------------
                                                   Executive Vice President

                                               AIMCO/IPT, INC.

                                               By: /s/ Patrick J. Foye
                                                   ---------------------------
                                                   Executive Vice President

                                               INSIGNIA PROPERTIES, L.P.

                                               By:  AIMCO/IPT, INC.
                                                    (General Partner)

                                               By: /s/ Patrick J. Foye
                                                   ---------------------------
                                                   Executive Vice President

                                               AIMCO PROPERTIES, L.P.

                                               By: AIMCO-GP, INC.
                                                    (General Partner)

                                               By: /s/ Patrick J. Foye
                                                   ---------------------------
                                                   Executive Vice President

                                               AIMCO-GP, INC.

                                               By: /s/ Patrick J. Foye
                                                   ---------------------------
                                                   Executive Vice President

                                               APARTMENT INVESTMENT
                                               AND MANAGEMENT COMPANY

                                               By: /s/ Patrick J. Foye
                                                   ---------------------------
                                                   Executive Vice President